EXHIBIT 99.03

Thursday July 26, 10:33 am Eastern Time

DataMEG Corp. and Quantum Advanced Technologies, Inc. Execute Settlement Term Sheet (OTC Bulletin Board: DTMG - news) and Quantum Advanced Technologies, Inc. (QAT) confirm the execution of a term sheet under which they are agreeing to settle their pending litigation by creating a new, jointly owned entity to commercialize the intellectual property (IP) that is the subject of the litigation.

The term sheet, which is non-binding and subject to the execution of a definitive agreement, provides that DataMEG Corp. will own 75% and QAT will own 25% of the new company. The new company will pay DataMEG Corp. ongoing royalties of 8% of gross revenues received from the sale and/or licensing of all products directly incorporating the IP. Among the contributions being made by DataMEG Corp. is an exclusive license of all intellectual property rights in DataMEG Corp.'s CAS technology and transfer of all assets other than the IP and its employees.

Beyond settling the litigation, the term sheet calls for QAT to use reasonable efforts to assist in obtaining $2,000,000 in financing for the new enterprise. The term sheet also provides for QAT to receive options to purchase 2,000,000 shares of DTMG Common Stock at an exercise price equal to the closing bid on the day prior to the term sheets execution, (July 24, 2001). These options would be exercisable for a term of three years and vest at a rate of 1/3 per year. QAT's right to exercise any of the options is contingent upon it exercising a minimum of 200,000 shares of such options within 60 days of the ten day average closing price of DataMEG's Common Stock exceeding the exercise price by 15%.

Andrew Benson, President, DataMEG Corp., stated, "We feel the conclusion of this Agreement will be beneficial to the shareholders of DataMEG Corp., removing an expensive litigation process and the additional benefit of ownership in the jointly owned subsidiary. The exercise of the options by QAT will supply DataMEG Corp. with operating capital that will assist us in the completion of our strategic business plan."

The parties are working diligently to finalize the definitive binding agreement and anticipate such agreements will be executed within 30 days.

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as "expect", "anticipate", "could", "may" and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development, and the business conditions and growth in related areas of telecommunications, wireless and digital transmission arenas and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving product. Other risks, including the outcome of pending adverse claims to the Company and its subsidiary's technology that have been and may be detailed from time to time in the filings of the Securities and Exchange Commission. Neither DataMEG Corp. or its subsidiary undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.